AB 7/13

SECU 06009320 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, DC 209

| SEC FILE NUMBER |
|---|
| 8- 23305 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities, Inc. Turner, Nord, Kienbaum

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 West Riverside Ave Suite 1430
(No. and Street)

Spokane (City) Wa (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 West Sprague Ave Suite 300 (Address) Spokane (City) Wa (State) 99204 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Tom L. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

---

---

SALLY MANN NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES APRIL 11, 2007

Signature

President

Title

Notary Public

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

TABLE OF CONTENTS

**McDIRMID, MIKKELSEN & SECREST, P.S.**
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

January 27, 2006
Spokane, Washington

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENT OF FINANCIAL CONDITION
*December 31, 2005 and 2004*

| ASSETS | 2005 | 2004 |
|---|---|---|
| **Cash** | $ 601,957 | $ 706,193 |
| **Segregated cash** | 5,000 | 5,000 |
| **Accounts receivable** from brokers and dealers | 17,363 | 15,945 |
| **Accounts receivable** from customers | 1,581 | 8,303 |
| **Officer receivable** | 24,537 | 20,801 |
| **Secured demand notes receivable** collateralized by marketable securities | 450,000 | 450,000 |
| **Prepaid expenses and deposit** | 3,575 | 3,575 |
| **Deposits with clearing brokers** | 72,000 | 62,000 |
| **Cash surrender value of officers' life insurance** | 33,028 | 31,755 |
| **Property and equipment** | 8,816 | 6,781 |
| | $ 1,217,857 | $ 1,310,353 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| **Payable** to brokers and dealers | | $ 11,192 |
| **Payable** to customers | $ 4,612 | 5,277 |
| **Accounts payable** | 25,861 | 33,803 |
| **Other liabilities** | 17,968 | 15,994 |
| **Accrued profit sharing plan contribution** | 100,416 | 100,652 |
| **Accrued payroll** | 189,236 | 264,894 |
| **Payroll and business taxes payable** | 2,700 | 4,341 |
| **Federal income taxes payable** | 2,864 | |
| | 343,657 | 436,153 |
| **Subordinated borrowings** | 450,000 | 450,000 |
| **Stockholders' equity:** | | |
| Common stock, $50 par value: | | |
| Authorized, 1,000 shares; | | |
| Issued and outstanding, 1,000 shares | 50,000 | 50,000 |
| Additional paid-in capital | 237,883 | 237,883 |
| Retained earnings | 136,317 | 136,317 |
| | 424,200 | 424,200 |
| | $ 1,217,857 | $ 1,310,353 |

*The accompanying notes are an integral part of the financial statements.*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENT OF INCOME
*for the years ended December 31, 2005 and 2004*

| | 2005 | 2004 |
|---|---|---|
| **Revenues:** | | |
| Commissions | **$ 1,778,010** | $ 1,857,259 |
| Interest income | **41,646** | 48,223 |
| Other income | **108,617** | 94,400 |
| | **1,928,273** | 1,999,882 |
| **Expenses:** | | |
| Salesmen salaries and commissions | **814,974** | 892,473 |
| Office salaries | **282,897** | 289,906 |
| Payroll taxes | **64,254** | 62,808 |
| Profit sharing plan contribution | **100,416** | 100,652 |
| Medical insurance | **74,536** | 67,847 |
| Officers' life and disability insurance | **6,737** | 5,572 |
| Telephone and telequote | **29,737** | 31,090 |
| Rent | **135,743** | 116,507 |
| Office supplies and postage | **65,869** | 78,428 |
| Data processing | **95,381** | 85,276 |
| Clearing costs | **54,741** | 62,038 |
| Regulatory fees | **9,544** | 8,411 |
| Business and property taxes | **30,294** | 31,299 |
| Dues, licenses and subscriptions | **27,632** | 19,563 |
| Depreciation | **1,486** | 6,889 |
| Equipment rental and maintenance | **14,143** | 12,548 |
| Professional services | **19,862** | 16,940 |
| Corporate insurance | **8,058** | 8,066 |
| Auto and travel expense | **31,472** | 30,836 |
| Meals and entertainment | **17,201** | 16,414 |
| Advertising and promotion | **3,399** | 2,190 |
| Bank and transfer fees | **6,625** | 15,009 |
| Miscellaneous | **408** | 420 |
| | **1,895,409** | 1,961,182 |
| **Income before federal income taxes** | **32,864** | 38,700 |
| **Federal income tax expense** | **2,864** | |
| **Net income** | **$ 30,000** | $ 38,700 |

*The accompanying notes are an integral part of the financial statements.*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
*for the years ended December 31, 2005 and 2004*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| **Balances, January 1, 2004** | 1,000 | $ 50,000 | $ 237,883 | $ 127,617 | $ 415,500 |
| **Net income** | | | | 38,700 | 38,700 |
| **Less dividends paid** | | | | (30,000) | (30,000) |
| **Balances, December 31, 2004** | 1,000 | 50,000 | 237,883 | 136,317 | 424,200 |
| **Net income** | | | | 30,000 | 30,000 |
| **Less dividends paid** | | | | (30,000) | (30,000) |
| **Balances, December 31, 2005** | **1,000** | **$ 50,000** | **$ 237,883** | **$ 136,317** | **$ 424,200** |

*The accompanying notes are an integral part of the financial statements.*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
*for the years ended December 31, 2005 and 2004*

| | |
|---|---|
| **Subordinated borrowings at January 1, 2004** | $ 450,000 |
| **Increases:** | |
| Secured demand note collateral agreement, due October 31, 2008 | 37,500 |
| Secured demand note collateral agreement, due October 31, 2008 | 37,500 |
| Secured demand note collateral agreement, due October 31, 2008 | 150,000 |
| **Decreases:** | |
| Matured secured demand note collateral agreements | (225,000) |
| **Subordinated borrowings at December 31, 2004** | 450,000 |
| **Increases:** | |
| Secured demand note collateral agreement due October 31, 2009 | 112,500 |
| Secured demand note collateral agreement due October 31, 2009 | 112,500 |
| **Decreases:** | |
| Matured secured demand note collateral agreements | (225,000) |
| **Subordinated borrowings at December 31, 2005** | **$ 450,000** |

*The accompanying notes are an integral part of the financial statements.*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENT OF CASH FLOWS
*for the years ended December 31, 2005 and 2004*

| | 2005 | 2004 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | **$ 30,000** | $ 38,700 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | **1,486** | 6,889 |
| Changes in assets and liabilities: | | |
| Net receivable from brokers and dealers | **(12,610)** | 767 |
| Net receivable from customers | **6,057** | 5,033 |
| Officer receivable | **(3,736)** | (20,801) |
| Deposits | **(10,000)** | (25,000) |
| Accounts payable and other liabilities | **(5,968)** | 563 |
| Accrued profit sharing plan contribution | **(236)** | 801 |
| Accrued payroll | **(75,658)** | 43,643 |
| Payroll and business taxes payable | **(1,641)** | 2,004 |
| Federal income taxes payable | **2,864** | |
| Net cash provided by (used in) operating activities | **(69,442)** | 52,599 |
| **Cash flows from investing activities:** | | |
| Premium payments on officers' life insurance | **(1,273)** | (2,157) |
| Purchase of equipment | **(3,521)** | |
| Net cash used in investing activities | **(4,794)** | (2,157) |
| **Cash flows from financing activities:** | | |
| Dividends paid | **(30,000)** | (30,000) |
| **Net increase (decrease) in cash** | **(104,236)** | 20,442 |
| **Cash at beginning of year** | **706,193** | 685,751 |
| **Cash at end of year** | **$ 601,957** | $ 706,193 |
| **Supplemental disclosure of cash paid during the year for interest** | **$ 408** | $ 275 |

*The accompanying notes are an integral part of the financial statements.*

## 1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the National Association of Securities Dealers (NASD). The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives.

*Continued*

## 2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The required balance in this reserve account was $5,000 and $8,800 at December 31, 2005 and 2004, respectively. The Company segregated $5,000 for the years ended December 31, 2005 and 2004, respectively, for this purpose. On January 4, 2005 an additional $10,000 was deposited for the year ended December 31, 2004.

## 3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with $225,000 due October 31, 2009, and $225,000 due October 31, 2008. All notes are non-interest bearing and are subordinated to the claims of general creditors.

The agreements have been approved by the NASD and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## 4. Property and Equipment:

A summary of property and equipment at December 31, 2005 and 2004 is as follows:

| | **2005** | 2004 |
|---|---|---|
| Furniture and equipment | **$154,242** | $150,721 |
| Leasehold improvements | **6,144** | 6,144 |
| | **160,386** | 156,865 |
| Less accumulated depreciation and amortization | **151,570** | 150,084 |
| | **$ 8,816** | $ 6,781 |

*Continued*

## 5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $837,147 and $842,908, which was $587,147 and $592,908, respectively, in excess of its required net capital. The Company's net capital ratio was .41 to 1 and .52 to 1 at December 31, 2005 and 2004, respectively.

## 6. Operating Line of Credit:

The Company has a $1,500,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2005 and 2004.

## 7. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2005 and 2004 were $100,416 and $100,652, respectively.

## 8. Commitments:

The Company leases its business office under a noncancellable lease agreement through July 31, 2007. Rent expense was $135,743 and $116,507 for the years ended December 31, 2005 and 2004, respectively. Future minimum payments under the lease agreement are as follows:

| Years ending December 31: | |
|---|---|
| 2006 | $131,940 |
| 2007 | 76,965 |
| | **$208,905** |

*Continued*

## 9. Federal Income Taxes:

Federal income taxes otherwise payable for the year ended December 31, 2004 have been offset by utilization of tax net operating loss carryforwards. A deferred net tax asset of approximately $3,000 at December 31, 2004 was not recognized. At December 31, 2004, the Company had remaining net operating loss carryforwards of approximately $20,000 available to offset future taxable income.

The differences between the Company's effective income tax and the statutory rate results principally from certain non deductible expenses. Federal income tax expense for the year ended December 31, 2005 was offset by the utilization of the tax benefit from the remaining net operating loss carryover.

**McDIRMID, MIKKELSEN & SECREST, P.S.**
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2005 and have issued our report dated January 27, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

January 27, 2006
Spokane, Washington

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
*December 31, 2005*

| | | |
|---|---|---|
| **Net capital:** | | |
| Stockholders' equity: | | |
| Common stock | $ 50,000 | |
| Additional paid-in capital | 237,883 | |
| Retained earnings | 136,317 | |
| Total stockholders' equity | | **$ 424,200** |
| Subordinated borrowings allowable in computation of net capital | | **450,000** |
| Total stockholders' equity and allowable subordinated borrowings | | **874,200** |
| Deductions: | | |
| Non-allowable assets: | | |
| Unsecured accounts | 125 | |
| Officer receivable | 24,537 | |
| Furniture and equipment at cost, net of accumulated depreciation | 8,816 | |
| Prepaid expenses and deposits | 3,575 | |
| | | **37,053** |
| **Net capital** | | **837,147** |
| **Minimum net capital required** | | **250,000** |
| **Excess net capital** | | **$ 587,147** |

*Continued*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, *Continued*
*December 31, 2005*

| | | |
|---|---|---|
| **Aggregate indebtedness:** | | |
| Payable to customers | $ 4,612 | |
| Accounts payable | 25,861 | |
| Other liabilities | 17,968 | |
| Accrued profit sharing plan contributon | 100,416 | |
| Accrued payroll | 189,236 | |
| Payroll and business taxes payable | 2,700 | |
| Federal income taxes payable | 2,864 | |
| Total aggregate indebtedness | | $ 343,657 |
| **Ratio: Aggregate indebtedness to net capital** | | **.41 to 1** |

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
*December 31, 2005*

| | | |
|---|---|---|
| **Credit Balances** | | |
| **Free credit balances** and other credit balances in customers' security accounts | $ 4,612 | |
| **Other - dividends** | 10 | |
| Total credit items | | **$ 4,622** |
| **Debit balances in customers' cash** and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3 | | **199** |
| **Excess of total credits over total debits** | | **$ 4,423** |
| **Reserve requirement** | | **$ 5,000** |

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2005.

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
*December 31, 2005*

| | |
|---|---|
| **Net capital:** | |
| Net capital as reported on FOCUS REPORT | $ 1,051,080 |
| Audit adjustments: | |
| Increase in accounts receivable from brokers and dealers | 1,418 |
| Increase in cash surrender value of offficers' life insurance | 1,273 |
| Decrease in accounts payable | 28,139 |
| Increase in accrued profit sharing plan contribution | (94,947) |
| Increase in accrued payroll | (189,236) |
| Decrease in income tax payable | 41,535 |
| Increase in other current liabilities | (2,115) |
| Net capital which should have been reported | **$ 837,147** |
| Net capital as computed on page 12 | **$ 837,147** |
| **Aggregate indebtedness:** | |
| Aggregate indebtedness as reported on FOCUS REPORT | $ 127,033 |
| Audit adjustments: | |
| Decrease in accounts payable | (28,139) |
| Increase in accrued profit sharing plan contribution | 94,947 |
| Increase in accrued payroll | 189,236 |
| Decrease in income tax payable | (41,535) |
| Increase in other current liabilities | 2,115 |
| Aggregate indebtedness which should have been reported | **$ 343,657** |
| Aggregated indebtedness as computed on page 13 | **$ 343,657** |

# SCHEDULE 4
# RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS INCLUDED IN PART II OF FORM X-17A-5

*December 31, 2005*

| | |
|---|---|
| Reserve requirement as reported on FOCUS REPORT | **$5,000** |
| Reserve requirement as computed on page 14 | **$5,000** |

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
*December 31, 2005*

| | | |
|---|---|---|
| 1. | Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | **$ 0** |
| | Number of items | **0** |
| 2. | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary" lags which result from normal business operations" as permitted under Rule 15c3-3. | **$ 0** |
| | Number of items | **0** |

**McDIRMID, MIKKELSEN & SECREST, P.S.**
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*Continued*

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specifies parties.

McDirmid, Mikkelsen & Secrest, P.S.

January 27, 2006
Spokane, Washington